Exhibit 99.3

Grande Investment L.P.
Financial Statements
December 31, 2009

INDEX TO FINANCIAL STATEMENTS
Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Balance Sheet – December 31, 2009	2

Statement of Operations – for the period from September 14, 2009 through December 31, 2009	3

Statement of Changes in Partners' Capital – for the period from September 14, 2009 through December 31, 2009	4

Statement of Cash Flows – for the period from September 14, 2009 through December 31, 2009	5

Notes to Financial Statements	6

Report of Independent Registered Public Accounting Firm

To the Partners of
Grande Investment L.P.:

In our opinion, the accompanying balance sheet and the related statements of operations, of changes in Partners’ Capital equity and of cash flows present fairly, in all material respects, the financial position of Grande Investment L.P. at December 31, 2009 and the results of its operations and cash flow for the period from September 14, 2009 through December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/  PricewaterhouseCoopers LLP
Boston, Massachusetts
April 30, 2010

GRANDE INVESTMENT L.P.

Balance Sheet
December 31, 2009
(in thousands)

2009
Assets
Current assets
Cash and cash equivalents	$19,696
Accounts receivable—net of allowance for doubtful accounts of $773	11,138
Prepaid expenses and other current assets	2,286
Total current assets	33,120
Plant, property and equipment, net	113,553
Goodwill	53,434
Other intangible assets, net	80,453
Other long term assets	4,769

Total assets	$285,329
Liabilities and Partners' Capital
Current liabilities
Current portion of senior debt	$649
Current portion of capital lease obligation	697
Accounts payable	10,335
Accrued expenses	23,824
Unearned service revenue	2,370
Total current liabilities	37,875
Long-term debt, net of current portion	99,615
Capital lease obligations, net of current portion	11,814
Other long-term liabilities	4,681
Total liabilities	153,985
Commitments and contingencies (Note 12)
Partners' capital	137,070
Accumulated deficit	(5,726)
Total partners' capital	131,344
Total liabilities and partners' capital	$285,329

The accompanying notes are an integral part of these financial statements.

GRANDE INVESTMENT L.P.

Statement of Operations
(in thousands)

Period from September 14, 2009 through December 31, 2009
Revenue	$57,153

Operating expenses
Direct operating expenses (excluding depreciation and amortization shown separately below)	19,382
Selling, general and administrative expenses (excluding depreciation and amortization shown separately below)	27,532
Depreciation and amortization	11,963

Loss from operations	(1,724)
Interest expense, net	3,800
Net gain on disposal of assets	(63)

Loss before income tax expense	(5,461)

Income tax expense	265

Net loss	$(5,726)

The accompanying notes are an integral part of these financial statements.

GRANDE INVESTMENT L.P.

Statement of Changes in Partners' Capital
Period from September 14, 2009 through December 31, 2009
(in thousands)

	Partners' Capital	Accumulated Deficit		Total Partners' Capital
Contributions from Partners	$137,070	$	---	$137,070
Net loss for the period	---		(5,726)	(5,726)
December 31, 2009	$137,070		$(5,726)	$131,344

The accompanying notes are an integral part of these financial statements.

GRANDE INVESTMENT L.P.

Statement of Cash Flows
(in thousands)

Period from September 14, 2009 through December 31, 2009
Cash flows from operating activities
Net loss	$(5,726)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	11,969
Amortization of debt discount	139
Amortization of debt issuance costs	143
Gain on sale of assets	(63)
Changes in operating assets and liabilities, net of effects of acquisition
Accounts receivable	1,963
Prepaid expenses and other current assets	(380)
Accounts payable, accrued expenses and other long-term liabilities	(11,007)
Other liabilities	539
Net cash used in operating activities	(2,423)
Cash flows from investing activities
Purchases of plant, property and equipment	(7,744)
Proceeds on sale of assets	26
Net cash used in investing activities	(7,718)
Cash flows from financing activities
Proceeds from issuance of senior debt	100,125
Payments of capital lease obligations	(9,637)
Proceeds from partners’ contributions, including cash acquired of $31,732	138,524
Redemption of Rio Holdings, Inc. notes	(195,922)
Payment of debt issuance costs	(3,253)
Net cash provided by financing activities	29,837
Net change in cash and cash equivalents	19,696
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$19,696
Supplemental disclosure of cash flow information
Interest paid	$2,984
Supplemental disclosure of noncash financing activities
Net assets contributed by partner	$30,277

The accompanying notes are an integral part of these financial statements.

GRANDE INVESTMENT L.P.

Notes to Financial Statements
(Dollars in thousands, except where indicated)

1. Description of Business

Grande Investment L.P. (the “Company”) was formed in Delaware on September 14, 2009. Grande Investment L.P. is a partnership between Rio Holdings, Inc. (“Rio”) and ABRY Partners VI L.P. (“ABRY”)

On September 14, 2009, the Company was party to a recapitalization agreement, dated August 27, 2009, between Rio Holdings, Inc., ABRY, Grande Networks Communications LLC., Grande Parent LLC, ABRY Partners, LLC and Rio GP, LLC (“Rio GP”), which provided for the recapitalization of Grande Communications Networks, Inc. (the “Recapitalization Agreement”) and pursuant to the terms of the Recapitalization Agreement, the following transactions occurred:

(1) On September 10, 2009, the Company’s predecessor operating entity Grande Communications Networks, Inc. converted to a Delaware limited liability company that is disregarded for Federal income tax purposes, and Rio, its former parent, extinguished any and all intercompany receivables between it and Grande Communications Networks, Inc. simultaneous with the conversion;

(2) On September 11, 2009, Grande Communications Networks, Inc. distributed to Rio cash in the amount of approximately $1.0 million for future working capital needs;

(3) On September 14, 2009, ABRY, ABRY Investment Partnership, L.P. and Grande Manager LLC, a newly formed wholly-owned subsidiary of ABRY (“Grande Manager”) contributed cash in the amount of approximately $92.3 million to Grande Investment L.P. in return for a general partner interest and a limited partner interest representing approximately 75.3% of the common equity of Grande Investment L.P.;

(4) On September 14, 2009, ABRY contributed cash in the amount of approximately $19.2 million to Grande Investment L.P. in return for a preferred limited partnership interest of Grande Investment L.P.;

(5) On September 14, 2009, Rio contributed all of its interests in Grande Communications Networks, Inc. to Grande Investment L.P. (which was contributed to Grande Parent LLC) in return for the issuance to Rio GP of a general partner interest of Grande Investments L.P. representing approximately 24.7% of the common equity of Grande Investment L.P.;

(6) On September 14, 2009, the Company received net proceeds net of discount of approximately $100.1 million (before issuance costs) under a new credit facility arranged by ABRY, consisting of a $103.8 million term loan and a $18.7 million revolving credit facility; and

(7) On September 14, 2009, the Company repurchased and redeemed Rio’s outstanding 14% senior secured notes due 2011 and paid off certain outstanding capital lease obligations using the net proceeds from the equity and debt financing transactions noted above.

The Company offers its residential and commercial customers traditional video programming as well as high speed data and telephone services on a subscription basis.  The Company provides these services in seven markets in the state of Texas using local broadband networks.  In addition, the company provides broadband transport services to medium and large enterprises and communications carriers, and also provides network services by offering telecommunications and high speed data products to medium and large enterprises and communication carriers within wholesale markets.

2. Risks and Uncertainties

The Company’s future operations involve a number of risks and uncertainties. Factors that could affect future operating results and cause actual results to vary from historical results include, but are not limited to, growth of its subscriber base and the Company’s ability to service its debt and operations with existing cash flows.

The Company plans to continue the expansion of its existing subscriber base through existing and new services, such as: digital cable, high speed Internet, high-definition television, and telephony services. The Company anticipates additional capital expenditures to facilitate this growth. Under current plans and operations, additional financing in excess of existing facilities is not expected to be required to fund operations or capital expenditures. Operating cash flow is expected to be sufficient to repay current obligations and outstanding debt as they become due through at least the next twelve months. Should the Company fail to meet its expectations, the Company would look to draw down against the existing revolving credit facility, obtain additional financing, refinance existing agreements, and/or reduce capital expenditures.

3. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements presented herein include the accounts of Grande Communications Networks LLC.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities, derivative financial instruments and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to useful lives of property, plant and equipment and finite-lived intangible assets and the recoverability of the carrying values of goodwill, other intangible assets and fixed assets (which include capitalized labor and overhead costs) and commitments and contingencies. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with a remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents represent short-term investments consisting of commercial paper carried at cost plus accrued interest, which approximates market value.

Bad Debts

Bad debt expense and the allowance for doubtful accounts are based on historical trends and analysis. The Company's policy to reserve against potential bad debts is based on the aging of the individual receivables. The Company manages credit risk by disconnecting services to customers who are delinquent. The practice to write-off the individual receivables is performed after all resources to collect the funds have been exhausted. Actual bad debt expense may differ from the amounts reserved.

Plant, Property and Equipment

Plant, property and equipment are recorded at cost, or in the case of assets acquired in business combinations, at fair value as of the acquisition date, less accumulated depreciation. Initial customer installation costs are capitalized. Sales and marketing costs, as well as costs of subsequent disconnection and reconnection of a given household are charged to expense. Capitalized costs include materials, labor, and certain indirect costs attributable to the capitalization activity. Maintenance and repairs are charged to expense when incurred. Upon sale or retirement, the cost and related depreciation are removed from the related accounts and resulting gains or losses are reflected in operating results.

Plant and equipment are depreciated over the estimated useful life upon being placed into service. Depreciation of plant and equipment is provided on a straight-line basis, over the following estimated useful lives:

Asset Category	Estimated Useful Life (Years)
Telecommunications plant	3-10
Computer equipment & software	1-3
Buildings, leasehold improvements & land	5-20
Furniture, fixtures, and vehicles	3-5

For leased assets the assets are depreciated over the shorter of the estimated useful life above or the remaining lease term.

Goodwill and Intangible Assets

Intangible assets consist primarily of acquired franchise operating rights and subscriber relationships. Franchise operating rights represent the value attributable to agreements with local franchising authorities, which allows access to homes in the public right of way acquired through a business combination. Subscriber relationships represent the value to the Company of the benefit of acquiring the existing cable television subscriber base. The Company considers franchise operating rights to have an indefinite life.  The Company reached its conclusion regarding the indefinite useful life of its franchise operating rights principally because (i) there are no legal, regulatory, contractual, competitive, economic, or other factors limiting the period over which these rights will continue to contribute to the Company’s cash flows (ii) as an existing franchisee, the Company’s renewal applications are granted by the local franchising authority on their own merits and not as part of a comparative process with competing new applications and (iii) under the 1984 Cable Act, a local franchising authority may not unreasonably withhold the renewal of a cable system franchise.  The Company will reevaluate the expected life of its cable franchise rights each reporting period to determine whether events and circumstances continue to support an indefinite useful life.  The subscriber relationships are being amortized over the estimated useful life of the subscriber base.  The useful lives for the subscriber relationships is estimated to be approximately three years and at the end of each reporting period, or earlier if circumstances warrant, the Company will reassess the estimated useful life of the relationships.

Goodwill impairment is determined using a two-step process. The first step involves a comparison of the estimated fair value of each of the Company’s four reporting units to its carrying amount, including goodwill. In performing the first step, the Company determines the fair value of a reporting unit using a combination of a discounted cash flow (“DCF”) analysis and a market-based approach. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, perpetual growth rates, the amount and timing of expected future cash flows, as well as relevant comparable company earnings multiples for the market-based approach. The cash flows employed in the DCF analyses are based on the Company’s most recent budget and, for years beyond the budget, the Company’s estimates, which are based on assumed growth rates. The discount rates used in the DCF analyses are intended to reflect the risks inherent in the future cash flows of the respective reporting units. In addition, the market-based approach utilizes comparable company public trading values, research analyst estimates and, where available, values observed in private market transactions. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its estimated fair value, then the second step of the goodwill impairment test must be performed. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with its carrying amount to measure the amount of impairment, if any. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. In other words, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment is recognized in an amount equal to that excess.

The impairment test for other intangible assets not subject to amortization involves a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The estimates of fair value of intangible assets not subject to amortization are determined using a DCF valuation analysis. The DCF methodology used to value cable franchise rights entails identifying the projected discrete cash flows related to such cable franchise rights and discounting them back to the valuation date. Significant judgments inherent in this analysis include the selection of appropriate discount rates, estimating the amount and timing of estimated future cash flows attributable to cable franchise rights and identification of appropriate terminal growth rate assumptions. The discount rates used in the DCF analyses are intended to reflect the risk inherent in the projected future cash flows generated by the respective intangible assets.

The Company will test for impairment of its goodwill and franchise operating rights annually or whenever events or changes in circumstances indicate that these assets might be impaired.  An impairment assessment of goodwill and franchise operating rights could be triggered by a significant reduction in operating results or cash flows, or a forecast of such reductions, a significant adverse change in the locations in which the Company operates, or by adverse changes to ownership rules, among others.  As of December 31, 2009 no impairment was identified or recorded.

Realizability of Long-Lived Assets

The carrying values of long-lived assets, which include construction material, property, plant and equipment, and other intangible assets with finite lives, are evaluated for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized if the carrying amount exceeds its fair value. The carrying amount is not recoverable if it exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the assets. Any impairment loss would be measured as the amount by which the carrying amount exceeded the fair value, most likely determined by future discounted cash flows. Management believes that there have been no impairments as of December 31, 2009.

Debt Issuance Costs

Certain costs associated with issuance of the Company’s debt have been capitalized. These debt issuance costs are amortized over the life of the debt using the effective interest method. Amortization expense related to debt issuance costs charged to interest expense for the period ended December 31, 2009 was $143.

Revenue Recognition

Revenues from residential and business subscribers are generally recognized when evidence of an arrangement exists, services are rendered, the selling price is determinable and collectability is reasonably assured. Revenues from video, internet access and telephony services are recognized based upon monthly service fees or fees per event. Revenue for customer fees, equipment rental, advertising and pay-per-view programming is recognized in the period that the services are delivered. Video and non-video installation revenue is recognized in the period the installation services are provided to the extent of direct selling costs. Direct selling costs have exceeded installation revenue for the period ended December 31, 2009, requiring no deferral of such revenue.  Any programming incentive revenue received is deferred and recognized over the life of the underlying contract.  Under the terms of the Company’s non-exclusive franchise agreements, the Company is generally required to pay up to 5% of its gross revenues derived from providing cable service to the local franchise authority. The Company normally passes these fees through to its cable subscribers and records these fees in revenue with a corresponding amount included in direct expenses.

Revenue from broadband transport services is principally derived from providing medium and large enterprises and communication carriers with access to the Company’s metro area networks and point-to-point circuits on its long-haul fiber optic network.  Revenue from network services is principally derived from switched carrier services and managed modem services.  Broadband transport and network services revenue consists of fixed monthly fees and usage based fees and is recorded as revenue in the period the service is provided.  Amounts billed in advance are reflected in the balance sheet as deferred revenue and are deferred until the service is provided.  Revenue also includes upfront non-recurring fees for construction, installation and configuration services that are deferred and recognized over the related service contract period.

In instances where multiple deliverables are sold contemporaneously to the same counterparty, such as when the Company entered into sales contracts for the sale of multiple products or services, then an evaluation determined whether it had objective fair value evidence for each deliverable in the transaction. If the Company has objective fair value evidence for each deliverable of the transaction, then it accounts for each deliverable in the transaction separately, based on the revenue recognition policies outlined above. The residual method is used when no fair value is available for the deliverable. For example, this would occur when the Company enters into an agreement for service that includes providing equipment in connection with the service and the subscriber paying an installation fee as well as monthly charges. Because the Company is providing both a product and a service, revenue is allocated to the product and monthly subscription service based on relative fair value and revenue is allocated to installation services using the residual method. To date, product revenues have not been significant.

Marketing Costs

The cost of marketing, advertising, and selling is expensed as incurred and are included in selling, general and administrative expenses.  Marketing, advertising, and selling expense for the period ended December 31, 2009 was $791.

Income Taxes

The Company is treated as a disregarded entity for income tax purposes.  No provision for federal income taxes is required as the Company's income and expenses are taxable to or deductible by the partners of Grande Investment L.P.  However, the Company is subject to local state taxes.

Derivative Financial Instruments

The Company selectively uses derivative financial instruments to manage its exposure to fluctuations in interest rates. The accounting standard requires that all derivative instruments, whether designated in hedging relationships or not, be recorded on the balance sheet at their fair values. At December 31, 2009, derivative instruments consist solely of interest rate cap contracts which are used to reduce the Company’s exposure to interest rate fluctuations on its variable rate debt (see Note 9). At December 31, 2009, the fair value of the interest rate cap agreements was not significant.

The interest rate cap agreements are not designated as hedging instruments, accordingly, changes in fair values are recognized currently in earnings.  There was no gain or loss incurred for the period ended December 31, 2009.

Concentrations of Risk

Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of trade receivables and cash and cash equivalents. The Company places its cash and cash equivalents with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. The Company periodically assesses the creditworthiness of the institutions with which it invests. The Company does, however, maintain invested balances in excess of federally insured limits. The Company periodically assesses the creditworthiness of its customers. Concentrations of credit risk are limited as no single customer accounts for a significant portion of the balance.

Capitalization of Labor and Overhead Costs

The cable industry is capital intensive, and a large portion of our resources are spent on capital activities associated with extending, building and upgrading the cable network. Costs associated with network construction, initial customer installations, installation refurbishments and the addition of network equipment necessary to enable advanced services are capitalized. Costs capitalized as part of initial customer installations include materials, direct labor costs associated with capital projects and certain indirect costs. The Company capitalizes direct labor costs associated with personnel based upon the specific time devoted to construction and customer installation activities. Indirect costs are associated with the activities of personnel who assist in connecting and activating the new service and consist of compensation and overhead costs associated with these support functions. The costs of disconnecting service at a customer’s dwelling or reconnecting service to a previously installed dwelling are charged to operating expense in the period incurred. Costs for repairs and maintenance are charged to operating expense as incurred, while equipment replacement and betterments, including replacement of cable drops from the pole to dwelling, are capitalized.

We amortize the capitalized labor and overhead costs over the life of the related equipment which ranges from 3-10 years.  The vast majority of these capitalized costs relate to customer installation activity and related equipment additions.  Accordingly, such assets are amortized over the same five year period as the fixed assets acquired as part of the installation.

Judgment is required to determine the extent to which indirect costs, or overhead,  are incurred as a result of specific capital activities and, therefore, should be capitalized. The Company capitalizes overhead based upon an allocation of the portion of indirect costs that contribute to capitalizable activities using an overhead rate applied to the amount of direct labor capitalized. The Company has established overhead rates based on an analysis of the nature of costs incurred in support of capitalizable activities and a determination of the portion of costs which is directly attributable to capitalizable activities. The primary costs that are included in the determination of overhead rates are (i) employee benefits and payroll taxes associated with capitalized direct labor, (ii) direct variable costs associated with capitalizable activities, consisting primarily of installation and construction vehicle costs, (iii) the cost of support personnel, such as dispatch that directly assist with capitalizable installation activities, and (iv) other costs directly attributable to capitalizable activities.

Recently Issued Accounting Standards

In October 2009, the FASB issued authoritative guidance related to Multiple-Deliverable Revenue Arrangements.  The guidance addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting.  The guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.  We do not expect the adoption of this guidance to have a material impact on our financial position, results of operations or cash flows.

In January 2010, the FASB issued amended guidance for fair value measurements and disclosures.  The guidance requires new disclosures about the activity in Level 3 fair value measurements and the transfers between Levels 1, 2, and 3.  This guidance is effective for interim and annual periods beginning after December 15, 2009.  The guidance also clarifies existing disclosures about the different classes of assets and liabilities measured at fair value and the valuation techniques and inputs used.  This guidance is effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years.  We do not believe the effect of adopting this guidance will have a material impact on our consolidated financial statement.

4. Acquisition

The following table summarizes the estimated fair values of the assets contributed and liabilities assumed as of the effective date of the Recapitalization Agreement. The Company obtained independent third-party valuations of certain acquired tangible and intangible assets.

September 14, 2009
Cash on hand	$31,732
Accounts receivable	13,101
Prepaid expenses and other current assets	2,536
Plant, property and equipment	116,522
Intangible assets, including franchise rights	81,983
Goodwill	53,434
Other assets	4,918
Total assets contributed	304,226
Less: Assumed liabilities	(41,467)
Deferred revenue	(3,320)
Capital lease obligations	(22,244)
Debt	(100,125)
Net contributions	$137,070

Of the $81,983 of acquired intangibles, $59,000 was assigned to franchise rights that are not subject to amortization and $11,000 was assigned to subscriber relationships (estimated useful life of approximately 3 years). The remaining $11,983 of acquired intangible assets have estimated useful lives of approximately 3 to 10 years.

5. Plant, Property and Equipment

Plant, property and equipment consist of the following:

December 31, 2009
Telecommunications plant	$108,797
Computer equipment & software	3,613
Buildings, leasehold improvements and land	2,918
Furniture, fixtures, and vehicles	2,166
Construction in progress	864
Material inventory	5,396
Total plant, property and equipment	123,754
Less: accumulated depreciation	10,201
Plant, property and equipment, net	$113,553

Depreciation expense for the period ended December 31, 2009 was $10,433.

6. Goodwill and Intangible Assets

The carrying value of goodwill at December 31, 2009 was $ 53,434.  For the period ended December 31, 2009, there was no impairment.

The carrying value of franchise rights at December 31, 2009 was $59,000.  For the period ended December 31, 2009 was no impairment charge on the franchise rights recognized.

Intangible assets consist of the following as of December 31, 2009:

	Cost	Accumulated Amortization	Net intangible asset
Franchise rights	$59,000	$--	$59,000
Other intangible assets	22,983	(1,530)	21,453
Total intangible assets	$81,983	$(1,530)	$80,453

Amortization expense for the period ended December 31, 2009 was $1,530. Amortization expense on intangible assets with a definite life for the next five years as of December 31, 2009 is as follows:

Amortization Expense
2010	$5,236
2011	5,209
2012	3,989
2013	1,118
2014	1,073
Thereafter	4,828

7. Accrued Expenses

Accrued expenses consist of the following:

December 31, 2009
Property taxes	$3,207
Compensation	2,593
Taxes-other	4,899
Programming	3,251
Other accrued expenses	9,874
Total accrued liabilities	$23,824

8. Fair Value Measurements

The accounting standard for fair value measurement provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The guidance also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs required by the standard that we use to measure fair value, as well as the assets and liabilities that we value using those levels of inputs.

Level 1:	Quoted prices in active markets for identical assets or liabilities.

Level 2:
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities. Our Level 2 assets are interest rate cap contracts whose fair value we determine using a pricing model predicated upon observable market inputs. The LIBOR rate is observable at commonly quoted intervals for the full term of the contracts and therefore is considered a level 2 item.

Level 3:	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

In December 2009, the Company entered into two interest rate cap contracts for a total notional value of $54,000 with a term of eighteen months at a strike rate of 3.00% based on 3 month LIBOR.  The fair value of the contracts is not significant and the contracts are classified as Level 2.

9. Debt

On September 14, 2009, the Company entered into $103,800 of term loans (the “Term Loans”) and a $18,700 revolving credit facility (the “Revolver”) with a group of banks and institutional investors led by Societe Generale, SG Americas Securities, LLC, SunTrust Robinson Humphrey, Inc., SunTrust Bank, CoBank, ACB, Union Bank, N.A. and U.S. Bank National Association. These two facilities are governed by a single credit agreement dated as of September 14, 2009 (collectively, the “Senior Credit Facility”).

The net proceeds from the Senior Credit Facility of $100,125 (before debt issuance costs) were primarily used to acquire and operate the Company.

The Senior Credit Facility contains certain restrictive financial covenants that, among other things, require the Company to maintain certain fixed charge coverage, leverage ratios and a certain level of EBITDA and places certain limitations on additional debt and investments. The Senior Credit Facility contains conditions precedent to borrowing, events of default (including change of control) and covenants customary for facilities of this nature. The Senior Credit Facility is collateralized by substantially all of the assets of the Company and its subsidiaries.

At December 31, 2009, there was $103,800 outstanding under the Term Loans and no borrowings under the Revolver.  The carrying value of the Senior Credit Facility at December 31, 2009 approximates fair value.  The interest rate on the Senior Credit Facility will be, at the election of the Company, based on either a Eurodollar or a Base Rate option, each as defined in the credit agreement, plus a spread of 6.75% for Eurodollar Loans and 5.75% for Base Rate Loans.  The weighted average interest rate for the period ended 2009 on the Term Loans and Revolver was 9.75%. Interest payments on Base Rate Loans shall be payable in arrears on the last day of each calendar quarter and at maturity. Interest payments on Eurodollar Loans shall be payable on the last day of each interest period relating to such loan and at maturity.

As of December 31, 2009, there was approximately $18,700 of unused commitments under the Revolver all of which could be drawn in compliance with the financial covenants under the Senior Credit Facility. In order to maintain the revolving lines of credit, the Company is obligated to pay certain commitment fees at nominal interest rates on the unused portions of the loans.

The Company can make no assurances that it will be able to satisfy and comply with the covenants under the Senior Credit Facility.  The Company’s ability to maintain its liquidity and maintain compliance with its covenants under the Senior Credit Facility is dependent upon its ability to successfully execute its current business plan.  The Company believes that the cash generated from operations will be sufficient to meet its debt service, capital expenditures and working capital requirements for at least the next twelve months.

Term Loan installments begin on December 31, 2009. The Revolver shall be paid in full on the termination date of September 14, 2014. Principal payments under the Senior Credit Facility for each year ending December 31, 2010 through maturity are as follows:

2010	$649
2011	2,595
2012	3,244
2013	7,785
2014	31,140
2015	58,387
$103,800

Debt Issuance Costs

As of December 31, 2009, the Company has capitalized $4,034 of debt issuance costs.  Debt issuance costs are amortized using the effective interest method over the term of the related financing arrangements.

Interest Rate Cap Contracts

The Company is exposed to the market risk of adverse changes in interest rates.  To manage the volatility related to these changes, in December 2009 the Company entered into two interest rate cap contracts for a total notional value of $54,000 with a term of eighteen months and a rate of 5.08%.

Debt Covenants

The Senior Credit Agreement described above contains covenants which require the Company to comply with certain financial ratios, capital expenditures and other limits.  The Company was in compliance with all such covenants at December 31, 2009.

10. Management Services Agreement

On September 14, 2009, the Company entered into a Management Services Agreement (the “Agreement”) with Atlantic Broadband Finance, LLC (“Atlantic”), a retail and wholesale provider of cable video programming, high speed data, telephony and other advanced broadband services, to provide management and other services to the Company.  ABRY, one of the general partners in the Company is a majority investor in Atlantic. Under the terms of the Agreement, designated personnel of Atlantic will provide general managerial oversight and such management services as mutually agreed upon by and between the Company and Atlantic with respect to the business and operations of the Company, subject to the authority of the Company’s board of directors.  In consideration for the Atlantic providing such services, the Company agreed to pay to Atlantic on a quarterly basis a fee equal to the lesser of 50% of the quarterly expenses associated with the designated Atlantic personnel providing managerial services to the Company, or 5.5% of the Company’s total quarterly revenue less certain expenses as further described in the Agreement (the “Management Fee”).  The Management Fee contemplates the recovery of costs to provide managerial services and may not be indicative of the service fee charged by an independent party.  The Agreement commenced upon execution and will terminate upon certain events specified within the Agreement, or as mutually agreed upon by the Company and Atlantic.  Any Management Fee incurred by the Company will be included in selling, general and administrative expense during the period incurred.  $363 in Management Fees were recorded during the period ended December 31, 2009.

11. Employee Benefits

401(k) Savings Plan

During 2009, the Company adopted a defined contribution retirement plan which complies with Section 401(k) of the Internal Revenue Code. Substantially all employees are eligible to participate in the plan. The Company matches 50% of each participant’s voluntary contributions subject to a limit of the first 5% of the participant’s compensation.  For the period ended December 31, 2009, the Company recorded $102 of expense related to the 401(k) plan.

12. Commitments and contingencies

Operating Leases

The Company currently leases office and warehouse space, vehicles and equipment under both cancelable and non-cancelable operating leases. Rental expense under operating lease agreements for the period ended December 31, 2009 was $1,500.

The Company has entered into several lease commitments for equipment and facilities. Future minimum lease commitments under non-cancelable leases and service agreements as of December 31, 2009 are as follows:

Operating Leases
2010	$6,739
2011	6,000
2012	5,565
2013	4,869
2014	4,419
Thereafter	28,417
Total minimum lease payments	$56,009

Contingencies

In June 2009, the Universal Service Administration Company (“USAC,”) which administers the Universal Service Fund (“USF”) on behalf of the Federal Communications Commission, provided an initial draft of findings in an audit of the Company’s contributions to the USF program based on its 2004, 2005 and 2006 revenues. The draft audit report was subsequently finalized in October 2009 and concluded that the Company underreported or misclassified certain telecommunications service revenues, resulting in a total contribution shortfall of $4.2 million for the 2005, 2006 and 2007 reporting years. The Company disagrees with the majority of the USAC audit report and believes it has meritorious defenses for the prior USF filings and intends to vigorously defend them during the dispute process, appellate process and through litigation in courts, as necessary.

Pursuant to the terms of the Recapitalization Agreement (see Note 1), Rio GP agreed to provide the Company indemnification in an amount not to exceed Rio GP’s net cash proceeds from the recapitalization in connection with the USAC Audit and certain other regulatory liabilities of the Company arising from any period prior to September 14, 2009.

Legal Proceedings

In the normal course of business, there are various legal proceedings outstanding. In the opinion of management, these proceedings will not have a material adverse effect on the financial position or results of operations or liquidity of the Company.